FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of December 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



                      Statement by COLT Telecom Group plc

COLT Telecom Group plc (COLT) will today begin its defence against Highberry Ltd's administration petition. COLT emphatically denies Highberry's allegations, and believes that the petition is without merit.

In summary, COLT's arguments are outlined below:

The total outstanding principal value of the Notes issued by COLT is GBP1.1 billion. The Notes are long term and are not due to be repaid until various dates between 2005 and 2009. COLT has paid all its interest obligations to date on the Notes on time and in full.

Highberry has acquired GBP75 million of COLT Notes in the market at a discount from their principal value. The earliest date on which the principal sum is due to be repaid on any of the Notes held by Highberry is 2006, others not falling due until 2009.

COLT's balance sheet as at 30 September 2002, which was subject to an interim review by its auditors, PricewaterhouseCoopers, showed a strongly solvent position (net assets totalling GBP977 million). At that date, the Group had aggregate cash balances of GBP978 million. This net asset value is after taking an impairment charge under FRS11 (for which COLT used a cost of capital of 13.7%).

COLT believes that it will be able to pay its debts when they fall due including repayment of the notes (in 2005 to 2009). COLT's evidence will include the following information based on its internal projections:

COLT expects to be cash flow positive during 2005.

COLT expects to generate higher net cash flows than current market expectations as a result of lower capital expenditure. In its longer-term projections COLT has made what it believes to be prudent assumptions regarding revenue and EBITDA with revenue and EBITDA projections cumulatively over the period to 2009 being lower than current market expectations.

COLT believes it will be able to obtain finance in the future on reasonable terms. The external financing that may be required is expected to amount in aggregate to significantly less than the amount of EBITDA expected in 2006.

COLT believes that Highberry's strategy is to make a speculative profit from its acquisition of Notes at a discounted price, and that Highberry is seeking to achieve such profit by forcing an unjustified transfer of value from shareholders to noteholders. The administration petition is, COLT believes, part of that strategy.

COLT intends to defend the interests of all its stakeholders vigorously and looks forward to a successful outcome from this hearing.



John Doherty, Director Investor Relations

COLT Telecom Group plc

Tel +44 20 7390 3681



Tom Buchanan / Jonathan Glass,

Brunswick

Tel: 020 7404 5959



An interview with Steve Akin, COLT President and CEO, may be viewed at www.cantos.com

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the U.S. federal securities laws, and is subject to the safe-harbour created by such Act. Forward-looking statements include the Company's beliefs about (a) the outcome of Highberry's petition and strategies, (b) its ability to repay notes when due,
(c) future cash flow, net cash flow, revenue and EBITDA, (d) potential lower capital expenditures and (e) its ability to obtain, and amounts of, future financing on reasonable terms. Forward-looking statements also include those statements that make reference to the Company's expectations, predictions, assumptions and anticipations should be considered forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those contemplated in the forward-looking statements. Such factors include, but are not limited to: (i) pending litigation possibly having unexpected outcomes or a material adverse effect on the views toward the Company of its customers or suppliers (ii) other trends in competitive or economic conditions affecting the Company's financial condition or results of operations not presently contemplated and (iii) the other factors discussed in the Company's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission. Investors are cautioned not to place undue influence upon these forward-looking statements. COLT undertakes no obligation to update or release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For further information please see the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 6 December 2002                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary